SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)

                           Telewest Communications plc
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                                (Name of Issuer)

                           Ordinary Shares of 10p each
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                       *
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Limited Voting Shares of 10p each
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G8742C 10 2
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                                 (CUSIP Number)

                               Robert A. Eshelman
                                General Counsel,
                             Finance and Operations
                                One Microsoft Way
                         Redmond, Washington 98052-6399
                                 (425) 882-8080
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 7, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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*    CUSIP number for the American Depository Shares, each representing 10
     Ordinary Shares of 10p each of Telewest Communications plc, is 879956P 10
     5.

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CUSIP NO.  G87956P 105                                        Page 2 of 4 Pages
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Item 1.  Security and Issuer

This constitutes Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D (the "Statement"), dated July 17, 2000, with respect to the ordinary shares, par value 10 pence per share, and the Limited Voting Shares, par value 10 pence per share, of Telewest Communications plc, a public limited company incorporated under the laws of England and Wales. This Amendment contains Exhibits 1 through 4 to the Statement.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 --  Articles of Association of Telewest Communications plc

         Exhibit 2 --  Revised New Relationship Agreement, dated March 3, 2000, between Microsoft Corporation, Liberty Media
                       International, Inc., Liberty UK, Inc. and Telewest Communications plc

         Exhibit 3 --  Amended and Restated Operating Agreement of TW Holdings,
                       L.L.C., as of July 7, 2000, among Liberty UK, Inc., Microsoft U.K. Cable, Inc. and Microsoft Cable Partnership Holdings, Inc.

         Exhibit 4 --  Amendment No. 2, made as of October 4, 1999, by and among
                       Microsoft Corporation, Telewest Communications plc, Liberty UK, Inc., MediaOne U.K. Cable, Inc. and MediaOne Cable Partnership Holdings, Inc. to the Registration Rights Agreement, dated October 3, 1995, by and among the above mentioned parties (with the exception of Microsoft Corporation)

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


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CUSIP NO.  G87956P 105                                       Page 3 of 4 Pages
-----------------------

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 18, 2000

                                            MICROSOFT CORPORATION

                                            By: /s/ Robert A. Eshelman
                                               ---------------------------------
                                               Name:  Robert A. Eshelman
                                               Title: General Counsel,
                                                      Finance and Operations;
                                                      Assistant Secretary

                                            MICROSOFT UK CABLE, INC.

                                            By: /s/ Robert A. Eshelman
                                               ---------------------------------
                                               Name:  Robert A. Eshelman
                                               Title: Secretary

                                            MICROSOFT CABLE PARTNERSHIP
                                            HOLDINGS, INC.

                                            By: /s/ Robert A. Eshelman
                                               ---------------------------------
                                               Name:  Robert A. Eshelman
                                               Title: Secretary

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CUSIP NO.  G87956P 105                                       Page 4 of 4 Pages
-----------------------

EXHIBIT INDEX



Exhibit 1 --  Articles of Association of Telewest Communications plc

Exhibit 2 --  Revised New Relationship Agreement, dated July 7, 2000, between
              Microsoft Corporation, Liberty Media International, Inc., Liberty UK, Inc. and Telewest Communications plc

Exhibit 3 --  Amended and Restated Operating Agreement of TW Holdings, L.L.C.,
              dated July 7, 2000, among Liberty UK, Inc., Microsoft U.K. Cable, Inc. and Microsoft Cable Partnership Holdings, Inc.

Exhibit 4 --  Amendment No. 2, made as of October 4, 1996, by and among
              Microsoft Corporation, Telewest Communications plc, Liberty UK, Inc., MediaOne U.K. Cable, Inc. and MediaOne Cable Partnership Holdings, Inc. to the Registration Rights Agreement, dated October 3, 1995, by and among the above mentioned parties (with the exception of Microsoft Corporation)


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